July 7, 2015

Jennifer Monick

Staff Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

SUBJECT:	Response to your comment letter PennyMac Mortgage Investment Trust Form 10-K for the fiscal year ended December 31, 2014 Filed March 2, 2015 File No. 1-34416

Dear Ms. Monick:

I am writing in response to your letter dated June 22, 2015 regarding your review of the Annual Report on Form 10-K of PennyMac Mortgage Investment Trust (the “Company”) for the fiscal year ended December 31, 2014 as filed on March 2, 2015.

Following are our responses to your comments. For ease of review, we have reprinted your comments in bold face followed by our responses.

General

1.	Please tell us how you complied with Rule 5-04 of Regulation S-X, or tell us how you determined it was not necessary to provide a Schedule IV.

The Company provides mortgage loan concentration data in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Investment Portfolio Composition – Mortgage Loans that provides portfolio composition information for eight different attributions. The Company believes that its analysis provides more useful information than that required by Rule 5-04, given the nature of the assets acquired – distressed mortgage loans. The Company’s presentation includes much of the information specified by Rule 12-29.

Specifically:

•	the second table included in the Company’s analysis groups its mortgage loans by categories (first or second trust deed);

•	the first table included in the Company’s analysis identifies mortgage loans between mortgage loans where principal and interest is payable at level amounts over life to maturity as well as those subject to balloon payments.

The tables also include information on:

•	owner occupancy (the third table in the Company’s presentation);

•	loan seasoning (the fourth table in the Company’s presentation);

•	borrower creditworthiness as expressed by the borrower’s FICO score (the fifth table in the presentation);

•	current loan-to-value of the mortgage loans (the sixth table in the presentation);

•	geographic distribution of the mortgage loans (the seventh table in the presentation); and

•	the payment status of the mortgage loans (the eighth table in the presentation).

The Company does not group its mortgage loans at fair value by original loan amount as its mortgage loan investments are primarily comprised of distressed single-family mortgage loans that are carried at fair value, and the mortgage loans’ fair values are generally significantly less than the mortgage loans’ unpaid principal balances (“UPB”). Original loan amount and UPB are not significant indicators of risk. The Company believes that the attributes presented in Management’s Discussion and Analysis of Financial Condition and Results of Operations are more relevant than the groupings of the portfolio’s original mortgage loan amounts.

The Company supplements the loan attribution disclosures contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations in Note 8 – Fair Value and Note 12 – Mortgage Loans at Fair Value to its consolidated financial statements. In Note 8, the Company rolls forward its investment in distressed mortgage loans and discloses both the principal amount due upon maturity and the fair value of the mortgage loans. In Note 12 to its consolidated financial statements, the Company discloses the fair value and the unpaid principal balance by mortgage loan type.

The Company believes that its business operations have characteristics that are more similar to those of a bank holding company than those of a commercial company. Accordingly, the Company’s financial statements in certain areas are prepared following the guidance of Article 9 of Regulation S-X. The Company also believes this position is supported by comment four of the staff’s comment letter issued to the Company dated August 6, 2013 and in subsequent correspondence between the Company and staff relating thereto, whereby the Company was advised to conform with Rule 9-04 of Regulation S-X as it related to income statement presentation.

The Company therefore believes that the schedule specified in Rule 5-04 of Regulation S-X is rendered unnecessary as it is duplicative of much of the information provided by the Company and less relevant for understanding the Company’s portfolio than the information provided in Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Notes to the consolidated financial statements.

Jennifer Monick

Securities and Exchange Commission

July 7, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources, page 84

2.	You indicated in a response to the SEC Staff dated July 31, 2014 that in future annual reports, you would provide the average quarterly balance for your asset repurchase agreements for each of the past three years, the period-end balance for each of those quarters, and the maximum balance outstanding during each quarter and explain the cause and business reasons for material variances of such repurchase agreements. We are unable to locate such disclosure; please advise.

The Company respectfully advises the staff that it inadvertently omitted the data from the Liquidity and Capital Resources section of the Company’s Annual Report on Form 10-K (the “Annual Report”) for the year ended December 31, 2014. The Company will include the tables in future Annual Reports.

Data on the average annual balance for the Company’s repurchase agreements, the fiscal year-end balance and the maximum balance outstanding during each fiscal year are provided in Note 17 to the consolidated financial statements contained in the Company’s Annual Report for the fiscal year ended December 31, 2014 and in Notes 18 – 22 to the consolidated financial statements contained in the Company’s Annual Reports for the fiscal years ended December 31, 2013 and 2012.

Information on average and maximum balances outstanding, including the cause and business reasons for material variances between average and maximum balances of repurchase agreements, has also been included on a voluntary basis in the Liquidity and Capital Resources section of every Quarterly Report on Form 10-Q and Annual Report filed by the Company since the period ended September 30, 2010.

In its future Annual Reports, the Company will include the tabular disclosure of the average quarterly balance of assets sold under agreements to repurchase for each of the past three years, the period-end balance for each of those quarters, and the maximum balance outstanding during each quarter, along with an explanation of the cause and business reason for material variances of such repurchase agreements. The quarterly information for 2014, 2013 and 2012 is presented below.

	2014 quarter ended
Assets sold under agreements to repurchase:	December 31	September 30	June 30	March 31
Average balance outstanding	$2.462.496	$2,501,816	$2,253,127	$1,795,702
Maximum daily balance outstanding	$3,187,742	$2,815,572	$2,814,572	$2,079,090
Ending balance	$2,730,130	$2,416,686	$2,701,755	$1,887,778

	2013 quarter ended
Assets sold under agreements to repurchase:	December 31	September 30	June 30	March 31
Average balance outstanding	$1,839,662	$1,755,850	$1,385,350	$1,221,766
Maximum daily balance outstanding	$2,362,467	$2,736,873	$2,108,956	$1,619,022
Ending balance	$2,039,605	$1,980,058	$1,565,896	$1,615,050

Jennifer Monick

Securities and Exchange Commission

July 7, 2015

	2012 quarter ended
Assets sold under agreements to repurchase:	December 31	September 30	June 30	March 31
Average balance outstanding	$1,031,394	$ 886,601	$736,305	$564,170
Maximum daily balance outstanding	$1,394,732	$1,372,720	$1,017,397	$734,585
Ending balance	$1,256,102	$1,041,371	$1,007,712	$501,441

The difference between the maximum and average daily amounts outstanding was due to increasing volume and the timing of mortgage loan purchases and sales in our correspondent production business and timing of distressed mortgage loan acquisitions.

Contractual Obligations, page 86

3.	It does not appear that you include interest expense related to certain debt agreements. In future periodic filings, please confirm that you will disclose the amount of interest related to your debt in future filings, or tell us why such information is not meaningful. Refer to footnote 46 of SEC Interpretive Release 33-8350 dated December 19, 2003.

In future filings, the Company will include anticipated interest expense relating to its long-term debt agreements in its tabular disclosure of contractual obligations.

Consolidated Financial Statements – Note 8—Fair Value, page F-27 – Financial Statement Items Measured at Fair Value on a Recurring Basis

4.	We note that the mortgage loans at fair value consisting of fixed-rate jumbo loans held in a VIE are categorized as level 2 in the fair value hierarchy. Please tell us the differences in the valuation characteristics of these mortgages to those that underlie the remaining amount of mortgage loans at fair value categorized as level 3.

The fixed-interest rate jumbo mortgage loans held in a VIE are prime-credit quality mortgage loans that the Company securitized shortly after acquisition. The Company has been able to estimate these mortgage loans’ fair values using broker indications of fair value for all of the individual securities issued by the securitization trust to derive a fair value for the mortgage loans. The Company validates the brokers’ indications of fair value using pricing models and inputs that are similar to the models and inputs used by other market participants. The Company believes that such methods and inputs are market-observable and therefore has classified such mortgage loans as “Level 2” financial statement items.

The remaining mortgage loans at fair value — mortgage loans classified as “Level 3” financial statement items — represent mortgage loans that were both seasoned and either severely delinquent or at heightened risk of default at acquisition. The market for such loans is limited and difficult to observe. Valuation of such mortgage loans therefore relies on significant unobservable inputs. Accordingly, such loans are categorized as “Level 3” financial statement items and their fair values are estimated using a discounted cash flow approach.

In future filings the Company will enhance its disclosure of its valuation techniques and inputs in Note 8 – Fair Value to further clarify its basis for classifying its mortgage loans held at fair value held in a VIE by adding the following sentences: For the mortgage loans at fair value held in a VIE, the fair values of all of the individual securities issued by the securitization trust are used to derive a fair value for the mortgage loans. The Company obtains indications of fair value from nonaffiliated brokers based on observed transactions for comparable securities and validates the brokers’ indications of fair value using pricing models and inputs the Investment Manager believes are similar to the models and inputs used by other market participants.

Jennifer Monick

Securities and Exchange Commission

July 7, 2015

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may call me at (818) 224-7434 if you require clarification or have additional questions. I can also be reached by U.S. mail or by e-mail at anne.mccallion@pnmac.com.

Sincerely,

/s/ Anne D. McCallion

Anne D. McCallion
Chief Financial Officer